Exhibit 99.1

Senstar Technologies Corporation
119 John Cavanaugh Drive	T: +1-613-839-5572
Ottawa, ON
Canada K0A 1L0	www.senstar.com

Senstar Technologies Corporation
Reports Second Quarter 2025 Financial Results

Ottawa, Ontario, August 25, 2025 /PRNewswire/ -- Senstar Technologies Corporation (NASDAQ: SNT), a leading international provider of comprehensive physical, video and access control security products and solutions, today announced its financial results for the three and six months ended June 30, 2025. Management will hold an investors' conference call later today (at 5:00 p.m. Eastern Time) to discuss the results.

Second Quarter 2025 Summary:

(Second quarter 2025 results for the three months ended June 30, 2025, compared to the comparable three-month period of 2024.)

•	Revenue grew by 16.2% to $9.7 million with gross margin of 66.1% versus revenue of $8.3 million with gross margin of 63.2%.

•	Net income of $1.2 million a significant growth over prior year.

•	EBITDA increased by 34.6% to $1.1 million for an EBITDA margin of 11.8%, compared to $0.8 million and 10.2%, respectively.

•	Cash and short-term bank deposits as of June 30, 2025, increased to $21.9 million with no debt, compared with a cash and short-term bank deposits balance of $20.6 million as of December 31, 2024.

Mr. Fabien Haubert, CEO of Senstar Technologies, stated, “Our second quarter results underscore the strength and resilience of Senstar’s business model, driven by the successful execution of our growth strategy. We continue to deliver a powerful combination of revenue growth, margin expansion, and a steadily improving profit trajectory. With a sharp focus on innovation, we are making smart, strategic investments in technology that address the rising global need for intelligent security solutions. By differentiating through integrated hardware and software innovation, Senstar is  positioned to drive long-term value for our stakeholders.”

Second Quarter 2025 Financial Results Summary

Revenue for the second quarter of 2025 was $9.7 million, an increase of 16.2% compared with $8.3 million in the second quarter of 2024. Second quarter gross profit was $6.4 million, or 66.1% gross margin, compared with $5.2 million, or 63.2% gross margin, in the year ago quarter. The increase in gross margin was primarily due to strong cost controls and a well-balanced product mix.

Operating expenses were $5.4 million, an increase of 18% compared to the prior year's second quarter operating expenses of $4.6 million. The increase in operating expenses is primarily attributable to nonrecurring administrative costs associated with finalizing the corporate redomiciling to Canada, in addition to  increased headcount of key personnel and targeted selling spend in core growth verticals.

Operating income for the second quarter of 2025 was $1.0 million compared to $0.7 million in the year-ago period. The improvement is primarily attributable to increased revenue and gross margin expansion.

Financial expense $330,000 compared to financial income of $103,000 in the second quarter last year.

EBITDA for the second quarter of 2025 was $1.1 million versus $846,000 in the second quarter of 2024.

Net income in the second quarter of 2025 was $1.2 million, or $0.05 per share compared to $0.5 million, or $0.02 per share, in the second quarter of last year.

Cash and cash equivalents and short-term bank deposits of $21.9 million, or $0.94 per share as of June 30, 2025, compared with $20.6 million, or $0.88 per share, at December 31, 2024.

Earnings Conference Call Information:

The Company will host a conference call later today, August 25, 2025. The call will begin promptly at 5:00 p.m. Eastern Time. The Company requests that participants dial in 10 minutes before the conference call commences and use the conference ID number 13754422.

Participant Dial-in Numbers:
Toll Free: 1-877-407-9716
Toll/International: 1-201-493-6779

The conference call will also be available via a live webcast at
https://viavid.webcasts.com/starthere.jsp?ei=1725017&tp_key=7954425e56

Replay Dial-in Numbers:
Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671
Replay Pin Number: 13754422

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About Senstar Technologies Corporation

With innovative perimeter intrusion detection systems (including fence sensors, buried sensors, and above ground sensors), intelligent video-management, video analytics, and access control, Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance, and unify support. For 40 years, Senstar has been safeguarding people, places, and property for organizations around the world, with a special focus on utilities, logistics, correction facilities and energy markets.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario), which we refer to collectively as forward-looking statements. These forward-looking statements are not limited to historical facts, but reflect Senstar’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “seek,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including the effect of tariffs imposed by governments in countries in which we operate and those risks discussed under the heading “Risk Factors” in Senstar’s most recent Annual Report on Form 20-F filed with the SEC and in other filings with the SEC. These forward-looking statements are made only as of the date hereof, and, except as required by applicable law or regulation, Senstar undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

For more information:	IR Contact:
Senstar Technologies Corporation	Hayden IR
Alicia Kelly,	Kim Rogers,
Chief Financial Officer	Managing Director
Alicia.Kelly@senstar.com	Kim@HaydenIR.com
+1-541-904-5075

-- Tables follow –

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SENSTAR TECHNOLOGIES CORPORATION
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2024	% change	2025	2024	% change
Revenue	9,654	8,306	16	18,102	15,817	14
Cost of revenue	3,274	3,059	7	6,049	6,091	(1)

Gross profit	6,380	5,247	22	12,053	9,726	24
Operating expenses:
Research and development, net	900	1,060	(15)	1,800	2,042	(12)
Selling and marketing	2,452	2,257	9	4,717	4,352	8
General and administrative	2,055	1,264	63	3,516	2,739	28
Total operating expenses	5,407	4,581	18	10,033	9,133	10

Operating income	973	666		2,020	593
Financial income (expenses), net	(330)	103		(61)	157

Income before income taxes	643	769		1,959	750

Taxes on income (tax benefits)	(581)	276		(284)	1,003

Net income (loss)	1,224	493		2,243	(253)

Basic and diluted net income (loss) per share	$0.05	$0.02		$0.10	$(0.01)

Weighted average number of shares used in computing basic net income (loss) per share	23,328,191	23,309,987		23,327,426	23,309,987

Weighted average number of shares used in computing diluted net income (loss) per share	23,335,835	23,309,987		23,334,103	23,309,987

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SENSTAR TECHNOLOGIES CORPORATION
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS METRICS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025%	2024%	2025%	2024%

Gross margin	66.1	63.2	66.6	61.5
Research and development, net as a % of revenues	9.3	12.8	9.9	12.9
Selling and marketing as a % of revenues	25.4	27.2	26.1	27.5
General and administrative as a % of revenues	21.3	15.2	19.4	17.3
Operating margin	10.1	8.0	11.2	3.7
Net margin	12.7	5.9	12.4	-

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SENSTAR TECHNOLOGIES CORPORATION
 RECONCILIATION OF EBITDA TO NET INCOME (LOSS)
(All numbers expressed in thousands of US$)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

GAAP income (loss)	1,224	493	2,243	(253)
Less:
Financial income (expenses), net	(330)	103	(61)	157
Taxes on income (tax benefits)	(581)	276	(284)	1,003
Depreciation and amortization	(166)	(180)	(326)	(367)
EBITDA	1,139	846	2,346	960

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SENSTAR TECHNOLOGIES CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	June 30,	December 31,
	2025	2024
CURRENT ASSETS:

Cash and cash equivalents	$21,813	$20,466
Short-term bank deposits	126	111
Restricted cash and deposits	6	5
Trade receivables, net	9,085	10,306
Unbilled accounts receivable	256	228
Other accounts receivable and prepaid expenses	2,078	2,161
Inventories	5,308	4,957

Total current assets	38,672	38,234

LONG TERM ASSETS:

Deferred tax assets	1,216	1,158
Operating lease right-of-use assets	421	528

Total long-term assets	1,637	1,686

PROPERTY AND EQUIPMENT, NET	1,584	1,328

INTANGIBLE ASSETS, NET	317	468

GOODWILL	10,889	10,360

TOTAL ASSETS	$53,099	$52,076

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SENSTAR TECHNOLOGIES CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	June 30,	December 31,
	2025	2024

CURRENT LIABILITIES:

Trade payables	$1,841	$2,689
Deferred revenues and customer advances	2,617	3,044
Other accounts payable and accrued expenses	3,890	6,433
Short-term operating lease liabilities	229	254

Total current liabilities	8,577	12,420

LONG-TERM LIABILITIES:
Deferred revenues	1,571	1,171
Deferred tax liabilities	554	443
Long-term operating lease liabilities	213	296
Other long-term liabilities	56	70

Total long-term liabilities	2,394	1,980

SHAREHOLDERS' EQUITY

Share Capital: Common shares - 39,748,000 shares authorized -
No par value, 23,331,653 and 23,326,653 shares issued and outstanding at June 30, 2025 and at December 31, 2024, respectively	-	-
Additional paid-in capital	37,693	37,377
Accumulated other comprehensive income (loss)	(363)	(980)
Foreign currency translation adjustments (stand-alone financial statements)	9,718	8,442
Accumulated deficit	(4,920)	(7,163)

TOTAL SHAREHOLDERS' EQUITY	42,128	37,676

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$53,099	$52,076

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